                                                            Exhibit 99.26(d)(7)

DEATH BENEFIT GUARANTEE AGREEMENT

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions.

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement provides that the policy will remain in force even if there is no Accumulation Value to cover monthly charges, as long as the Death Benefit Guarantee (DBGA) value less any outstanding loans is greater than zero.

WHAT IS THE DBGA VALUE?

As of the date the initial premium is paid, the DBGA value is the net premium paid.

On any day thereafter, the DBGA value is equal to:

     (1)  the DBGA value as of the prior day;

     (2) plus interest, using the DBGA interest rate shown on the policy data pages, earned since the prior day;

     (3)  plus any net premiums paid since the prior day;

     (4) minus the DBGA Cost of Insurance and DBGA Policy Issue Charges assessed against the DBGA value since the prior day;

     (5)  minus the Transaction, Cash Extra and Additional Agreement charges.

WHAT IS THE MAXIMUM DBGA PREMIUM CHARGE?

The maximum DBGA premium charge is shown on the policy data pages.

WHAT ARE THE DBGA COST OF INSURANCE AND DBGA POLICY ISSUES CHARGES?

The maximum DBGA Cost of Insurance and the DBGA Policy Issue Charges are shown in the tables in the policy data pages.

WHAT ARE THE TRANSACTION, CASH EXTRA AND ADDITIONAL AGREEMENT CHARGES?

The Transaction, Cash Extra, and Additional Agreement Charges that are assessed against the DBGA value are the same as those assessed against the policy's Accumulation Value, except for the charge for this agreement, which is not assessed against the DBGA value.

WHAT EFFECT DOES THE DBGA VALUE HAVE ON THE ACCUMULATION VALUE?

The DBGA value has no effect on the Accumulation Value. The value is used only for the purpose of determining whether the benefit under this agreement is available. It does not represent any value that you can access.

WHAT IF THE INSURED IS DISABLED?

If the insured is disabled and premiums are being paid under a waiver agreement, the DBGA value will be adjusted. For any month in which premiums are paid under the waiver agreement, we will add that net premium to the DBGA value.

For any month in which charges are waived, we will waive the DBGA monthly charges.

WHAT IF THERE IS NO ACCUMULATION VALUE AND THE DBGA VALUE IS INSUFFICIENT TO COVER DBGA CHARGES?

If there is no Accumulation Value and the DBGA Value, less any outstanding loans, is insufficient to cover the DBGA charges, a 61-day grace period begins. Your policy will remain in force during the grace period. We will send you and any assignee of record, at the last known address, at least 31 days prior to the end of the grace period, a written notice indicating the due date and the payment required to keep your policy in force. If the required amount is not paid, this agreement and the policy will terminate.

WHAT IS THE CHARGE FOR THIS AGREEMENT?

The monthly charge for this agreement is shown on the policy data pages.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on the earliest of:

     (1)  the date the policy is surrendered or otherwise terminates; or

     (2)  the date we receive your written request to cancel this agreement; or

     (3)  the policy anniversary nearest the insured's age 121.

CAN YOU REINSTATE THIS AGREEMENT?

Yes. This agreement may be reinstated subject to the reinstatement provisions of the policy.

This agreement is effective as of the original policy date shown on the policy data pages.


/s/ Dennis E. Prohofsky                 /s/ Robert L. Senkler
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Secretary                               President